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3 London Wall Buildings
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Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	29/08/06
No. of pages including this one	2

SUPPL

Please find attached a recent press releases from Erste Bank.
Kind regards,

Lucie Holloway
Citigate Dewe Rogerson

dlw 9/7

ERSTE BANK

INVESTOR INFORMATION

Vienna, 29 August 2006

Vienna Insurance Group and Erste Bank will not participate in the bidding process for BAWAG

WIENER STÄDTISCHE Versicherung AG (Vienna Insurance Group) and Erste Bank der oesterreichischen Sparkassen AG announce that they will definitely not be placing a bid during the current process for the sale of trade union bank BAWAG.

After examining the available sales documents in detail, both companies have come to a joint decision not to participate in the bidding process. This decision was made because the specified sales terms put Austrian banks and insurance companies at a disadvantage vis-à-vis foreign bidders.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.